Napa California

CRUNCHY

SUPERFOOD SNACKS

WINE RAISINS® WITH A CRUNCH

PRODUCT CATALOG





PRODUCT OF CALIFORNIA
CABERNAYZYN
CRUNCHY SUPERFOOD SNACK
MERLAYZYN
CRUNCHY SUPERFOOD SNACK
DARK CHOCOLATE COVERED
CABERNAYZYN
RAYZYN™
CRUNCHY CHOCOLATE CABERNAYZYN
GREEK YOGURT MERLAYZYN
SEA SALT CARAMEL CHARDONAYZYN
CRUNCHY MERLOT WINE RAISINS COVERED IN GREEK YOGURT
NET WT 1.25 oz (35g)

NEW FOR 2021

Crunchy Chocolate CabernayZyn™

Greek Yogurt MerlayZyn™

Sea Salt Caramel ChardonayZyn™

PRODUCT OF CALIFORNIA

CRUNCHY SUPERFOOD SNACKS | WINE RAISINS® WITH A CRUNCH







CRUNCHY
CHOCOLATE
CABERNAYZYN
RAYZYN
CRUNCHY CABERNET WINE RAISINS COVERED IN DARK CHOCOLATE
NET WT 1.25 oz (35g)

GREEK
YOGURT
MERLAYZYN
RAYZYN
CRUNCHY MERLOT WINE RAISINS COVERED IN GREEK YOGURT
NET WT 1.25 oz (35g)

SEA SALT
CARAMEL
CHARDONAYZYN
RAYZYN
CRUNCHY CHARDONNAY WINE RAISINS COVERED IN SEA SALT CARAMEL
NET WT 1.25 oz (35g)

Crunchy Chocolate CabernayZyn™ 1.25oz - Caddies / (6) 12 counts	Greek Yogurt MerlayZyn™ 1.25oz - Caddies / (6) 12 counts	Sea Salt Caramel ChardonayZyn™ 1.25oz - Caddies / (6) 12 counts
UNIT 8 51821 00671 5	UNIT 8 51821 00672 2	UNIT 8 51821 00673 9
CADDIE 10851821006712	CADDIE 10851821006729	CADDIE 10851821006736
MASTER CASE 20851821006719	MASTER CASE 20851821006726	MASTER CASE 20851821006733



















CASE / MASTER CASE / PALLET

CADDIE		MASTER CASE		PALLET	
	Units per Case **12** Net weight per unit 1.25**oz** Size **7.5" x 4.5" x 4.5"** Caddie net weight **1lbs**		Cases per Master Case **6** Size **9" x 8" x 13.5"** Case net weight **6lbs**		Units per Pallet **10,800** Cases per Pallet **150** TI/HI **30 x 5**











NON GMO · VEGAN · ALL NATURAL · GLUTEN FREE · KD

THE WINE RAYZYN COMPANY™ • P.O. Box 6161, Napa, CA 94581 • 707.251.1600 • orders@rayzyn.com • RayZyn.com

PRODUCT OF CALIFORNIA

DARK CHOCOLATE CABERNAYZYN® TRUFFLES



Napa • California
RayZyn.com
Dark Chocolate
CabernayZyn
Truffles
Guilt-Free Indulgence
Crunchy Seeded Cabernet Wine Grapes
With Dark Chocolate
NET WT 2.88 OZ (81g)

The taste of dark chocolate paired with crunchy, fruity CabernayZyns creates an entirely new taste sensation, exploding with flavor and nutrition. CabernayZyns are specially dried Cabernet wine grapes that have been harvested in California at their peak and then dried with the nutty, crunchy seed intact. Both wine grapes with seeds and dark chocolate are packed with heart healthy antioxidants, so this snack gives you a double dose of goodness. We have created the perfect, sweet snack that is guilt free indulgence!



DOUBLE DOSE OF ANTIOXIDANTS* WITH DARK CHOCOLATE & CRUNCHY WINE GRAPES

DARK CHOCOLATE CABERNAYZYN™ TRUFFLES - (2.88OZ) - CADDIES / (2) 6 COUNTS

Product Code: 669 - Dark Chocolate CabernayZyn™ Truffles - (2.88oz) - Caddies / (2) 6 counts

UNIT	DISPLAY CASE - 6 UNITS	MASTER CASE -12 UNITS
8 51821 00668 5	20851821006689	30851821006686

CASE INFO	Units per Master Case 12 Pieces per Unit - 9 Master Case Size **11.5" x 9" x 9.5"** Master Case net weight **4lbs**	PALLET INFO	Units per Pallet **1,152** Cases per Pallet **96** TI/HI **16 x 6**

BULK - DARK CHOCOLATE CABERNAYZYN™ TRUFFLES - (0.32OZ) - 530 COUNT

Product Code: 670 - BULK - Dark Chocolate CabernayZyn™ Truffles - (0.32oz) - 530 count

CASE - 530 UNITS
10851821006705

CASE INFO	Case Size **14" x 14" x 5.5"** Net weight per unit **.32oz** Case net weight **13.5lbs**	PALLET INFO	Units per Pallet **33,920** Cases per Pallet **64** TI/HI **8 x 8**





CabernayZyn
Truffle
Crunchy Seeded Cabernet Wine Grapes
With Dark Chocolate

GLUTEN FREE KOSHER

PRODUCT OF CALIFORNIA

DARK CHOCOLATE COVERED CABERNAYZYN™ - (0.5OZ) - 20 COUNTS

Product Code: 644 - Dark Chocolate Covered CabernayZyn™ - (0.5oz) - Caddies / (6) 20 counts

UNIT	DISPLAY CASE - 20 UNITS	MASTER CASE - 6 DISPLAY CASES
8 51821 00640 1	8 51821 00644 9	10851821006446



DISPLAY CASE INFO		MASTER CASE INFO		PALLET INFO	
	Units per Display Case 20 Display Case Size 3” x 5.5” x 6.5” Net weight per Unit .5oz Display Case net weight 10oz		Master Case Size 11.5” x 7” x 9.5” Display Cases per Master case 6 Master Case net weight 5.5lbs		Units per Pallet 12,600 Display Cases per Pallet 630 Master Cases per Pallet 105 TI/HI 21 x 5

DARK CHOCOLATE COVERED CABERNAYZYN™ - (0.5OZ) - 200 COUNT

CASE INFO		PALLET INFO		Product Code: 640_200 CASE -200 UNITS
	Units per Case 200 Case Size 16” x 10” x 10” Net weight per unit .5oz Case net weight 6.25lbs		Units per Pallet 12,000 Cases per Pallet 60 TI/HI 12 x 5	10851821006408

*Kosher Technical Konsultants Certified



DARK CHOCOLATE COVERED CABERNAYZYN™ - (4.5OZ) - 8 COUNT

Product Code: 664 - Dark Chocolate Covered CabernayZyn™ - (4.5oz) - 8 count

UNIT	CASE -8 UNITS
8 51821 00663 0	8 51821 00664 7

CASE INFO		PALLET INFO	
	Units per Case 8 Case Size 9” x 4.5” x 5.5” Net weight per unit 4.5oz Case net weight 2.5lbs		Units per Pallet 2,880 Cases per Pallet 360 TI/HI 45 x 8

*Kosher Technical Konsultants Certified

GLUTEN FREE · ALL NATURAL · VEGAN · NON GMO

1.6OZ GRAB & GO

Product Code: 618 - CabernayZyn™ - (1.6oz) - 12 count

UNIT	CASE -12 UNITS
8 51821 00628 9	8 51821 00618 0

Product Code: 625 - ChardonayZyn™ - (1.6oz) - 12 count

UNIT	CASE -12 UNITS
8 51821 00630 2	8 51821 00625 8

Product Code: 623 - MerlayZyn™ - (1.6oz) - 12 count

UNIT	CASE -12 UNITS
8 51821 00629 6	8 51821 00623 4

CHARDONAYZYN
CABERNAYZYN
MERLAYZYN

CASE INFO		PALLET INFO	
	Units per Case 12 Case Size 9” x 4.5” x 5.5” Net weight per unit 1.25oz Case net weight 1.5lbs		Units per Pallet 4,320 Cases per Pallet 360 TI/HI 45 x 8





GLUTEN FREE · ALL NATURAL · VEGAN · NON GMO · KOSHER

GLUTEN FREE

ALL NATURAL

VEGAN

NON GMO

KOSHER

8oz Snack Pack





Product Code: 619 - CabernayZyn™ - (8oz) - 6 count

UNIT	CASE - 6 UNITS
8 51821 00609 8	8 51821 00619 7

Product Code: 633 - ChardonayZyn™ - (8oz) - 6 count

UNIT	CASE - 6 UNITS
8 51821 00631 9	8 51821 00633 3

Product Code: 634 - MerlayZyn™ - (8oz) - 6 count

UNIT	CASE - 6 UNITS
8 51821 00632 6	8 51821 00634 0

CASE INFO	Units per Case **6** Case Size **9.5"x 6" x 9.5"** Net weight per unit **8oz** Case net weight **3.5lbs**	**PALLET INFO**	Units per Pallet **960** Cases per Pallet **160** TI/HI **32 x 5**

.625oz Pocket Singles - Display Case

Product Code: 636_20 - CabernayZyn™ - (0.625oz) - Caddies / (6) 20 counts

UNIT	DISPLAY CASE - 20 UNITS	MASTER CASE - 6 DISPLAY CASES
8 51821 00636 4	8 51821 00647 0	10851821006477

Product Code: 637_20 - ChardonayZyn™ - (0.625oz) - Caddies / (6) 20 counts

UNIT	DISPLAY CASE - 20 UNITS	MASTER CASE - 6 DISPLAY CASES
8 51821 00637 1	8 51821 00646 3	10851821006460

Product Code: 638_20 - MerlayZyn™ - (0.625oz) - Caddies / (6) 20 counts

UNIT	DISPLAY CASE - 20 UNITS	MASTER CASE - 6 DISPLAY CASES
8 51821 00638 8	8 51821 00648 7	10851821006484

DISPLAY CASE INFO	Units per Display Case **20** Display Case Size **9.25" x 5.5" x 3"** Net weight per Unit **.625oz**	**MASTER CASE INFO**	Master Case Size **11.5" x 9.5" x 9.5"** Display Cases per Master case **6** Master Case net weight **7lbs**	**PALLET INFO**	Units per Pallet **9,600** Display Cases per Pallet **480** Master Cases per Pallet **80** TI/HI **16 x 5**



.625oz 200 count

CASE INFO	Units per Case **200** Case Size **16" x 10" x 10"** Net weight per unit **.625oz** Case net weight **9.75lbs**	**PALLET INFO**	Units per Pallet **12,000** Cases per Pallet **60** TI/HI **12 x 5**

CabernayZyn™ - (0.625oz) - 200 count **Product Code: 636_200**	ChardonayZyn™ - (0.625oz) - 200 count **Product Code: 637_200**	MerlayZyn™ - (0.625oz) - 200 count **Product Code: 638_200**
10851821006361	10851821006378	10851821006385

GOURMET TRIO PACK - Includes 3 flavors of 1.6oz RayZyns inside



TRIO-Pack 1.6oz - CabernayZyn™, 1.6oz - MerlayZyn™, 1.6oz - ChardonayZyn™

UNIT		CASE - 6 UNITS	
8 51821 00627 2		8 51821 00635 7	
CASE INFO	Units per Case **6** Case Size **5.5"H x 8"W x 11.5"D** Net weight per unit **4.8oz** Case net weight **1.8lbs**	**PALLET INFO**	Units per Pallet **1,080** Cases per Pallet **180** TI/HI **20 x 9**

Introduce and sell more with one of our shippers!


CRUNCHY
SUPERFOOD SNACK
WINE RAISINS WITH A CRUNCH



Dark Chocolate Covered ChardonayZyn™
.5oz - Pocket Singles

CabernayZyn™
.625oz - Pocket Singles

ChardonayZyn™
.625oz - Pocket Singles

MerlayZyn™
.625oz - Pocket Singles

240 count / 60 units each flavor



Dark Chocolate Covered CabernayZyn™
4.5oz - Share Bag

48 count


CRUNCHY SUPERFOOD SNACK
PREMIUM DRIED WINE GRAPES


CRUNCHY
SUPERFOOD SNACK
WINE RAISINS WITH A CRUNCH
CRUNCHY SUPERFOOD SNACK
PREMIUM DRIED WINE GRAPES



CabernayZyn™
8oz - Superfood Snack Pack

ChardonayZyn™
8oz - Superfood Snack Pack

MerlayZyn™
8oz - Superfood Snack Pack

36 count / 12 units each flavor



CabernayZyn™
1.6oz - Grab & Go Bags

ChardonayZyn™
1.6oz - Grab & Go Bags

MerlayZyn™
1.6oz - Grab & Go Bags

72 count / 24 units each flavor


CRUNCHY
SUPERFOOD SNACK
WINE RAISINS WITH A CRUNCH
CRUNCHY SUPERFOOD SNACK
PREMIUM DRIED WINE GRAPES

THE WINE RAYZYN COMPANY™
2781 Napa valley corporate Drive, Napa, California 94558
707.251.1600 • Sales@RayZyn.com • RayZyn.com

ANTIOXIDANT RICH SUPERFOOD & BULK INGREDIENT



Now you can literally "Eat Your Wine"™… RayZyn® is seeded wine raisins® - think wine grape varietal wine raisins® (Cabernet, Merlot, Chardonnay) that have been hand harvested at their peak, then specially dried on the vine via a patent pending process to concentrate the nutrients inside the fruit all while caramelizing the grape's antioxidant rich seed.

There are 3 varietals of RayZyns: CabernayZyn®, MerlayZyn®, ChardonayZyn®. Each RayZyn's flavor profile possesses a unique richness and complexity. The flavors are a product of the varietal, soil and climate.

COUNTRY OF ORIGIN

United States of America, Product of California

FLAVOR:

CABERNAYZYN	Dark fruit, blackberry jam, fig, currant
CHARDONAYZYN	Tangy and fruity; apricot, crème brulee, toasted caramel. Often referred to as "nature's gummy bear".
MERLAYZYN®	Fig and plum notes with hints of cherry and raspberry

PROPERTIES

Color: Various shades of gold / brown for ChardonayZyn® to dark purple for CabernayZyn® and MerlayZyn®

- 1st product to make grape seeds edible in whole food matrix
- Unique Healthy Crunch of grape seed adds texture
- Adds antioxidant properties of wine grape and grape seed to any other products
- Foodservice grade production process
- Branded Ingredient to other foods/products
- Other Product Specs available under NDA

SIMPLE, YET DELICIOUS INGREDIENTS

Only 1 ingredient - dried wine grapes with seeds and stems - no added sugar, sulfur, additives or preservatives.

NUTRITION

1.6 ounces of Wine RayZyns contain 20 percent of the USDA adult daily value requirement of fiber, and the crunchy grape seed and skins offer more antioxidant content than wine. Easy to make any food a Superfood.

CLAIM INFORMATION:

- Non-GMO
- Gluten Free
- Vegan
- All Natural
- Sustainable
- No Preservatives
- No Artificial Flavors
- Naturally Sweet / No Sugar Added
- No Alcohol
- Kosher

PACKAGING

- Product shall be packed in new, clean and dry corrugated cartons with liners.
- Available in 25lbs

STORAGE / SHELF LIFE

Best kept in cool, dry storage; shelf life of 3+ years.

CABERNAYZYN®	CHARDONAYZYN®	MERLAYZYN®	DARK CHOCOLATE COVERED CABERNAYZYN®
25lb Bulk Case	25lb Bulk Case	25lb Bulk Case	25lb Bulk Case (5) 5lbs bags
CASE SIZE: 15.5" x 11.5" x 6.5"	CASE SIZE: 15.5" x 11.5" x 6.5"	CASE SIZE: 15.5" x 11.5" x 6.5"	CASE SIZE: 15" x 12.5" x 8.5"

Order can be placed at Sales@RayZyn.com or by calling 707.200.4786. Visit us at RayZyn.com

THE WINE RAYZYN® COMPANY, LLC • PO Box 6161 Napa, CA 94581


The Secret is in the Seed™

CABERNAYZYN® FACTS



1.6oz of CabernayZyn® packs the same amount of antioxidants* as

100 Pomegranates



AN ALL NEW SUPERFOOD!

0.08	0.1	1.98	3.79	8.68	93.31
Pomegranates (raw)	Common Raisins (seedless)	Green Tea (ready to drink)	Red Wine	Grapes (vitis vinifera, black raw)	CabernayZyn® Cabernet Grapes (with seeds)

Source: USDA Flavonoid Database 2014   *(-)-Epicatechin;USA Flavonoid Database - 2014

CABERNAYZYN®

Nutrition Facts
Serving Size 1/3 cup (45 g)

Amount Per Serving

Calories 140   Calories from Fat 5

       % Daily Value*

Total Fat 0g	0%
Saturated Fat 0g	0%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 5mg	0%
Total Carbohydrate 32g	11%
Dietary Fiber 5g	20%
Sugars 22g	
Protein 2g	

Vitamin A 0%	•	Vitamin C 2%
Calcium 2%	•	Iron 2%

*Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower

INGREDIENTS: Dried Cabernet grapes with seeds and stems.
ALLERGEN INFORMATION: This product is packaged in a facility that shares equipment with tree nuts, dairy, soy and wheat containing products.

CHARDONAYZYN®

Nutrition Facts
Serving Size 1/3 cup (45 g)

Amount Per Serving

Calories 140   Calories from Fat 5

       % Daily Value*

Total Fat 0g	0%
Saturated Fat 0g	0%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 5mg	0%
Total Carbohydrate 32g	11%
Dietary Fiber 5g	20%
Sugars 22g	
Protein 2g	

Vitamin A 0%	•	Vitamin C 2%
Calcium 2%	•	Iron 2%

*Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower

INGREDIENTS: Dried Chardonnay grapes with seeds and stems.
ALLERGEN INFORMATION: This product is packaged in a facility that shares equipment with tree nuts, dairy, soy and wheat containing products.

MERLAYZYN®

Nutrition Facts
Serving Size 1/3 cup (45 g)

Amount Per Serving

Calories 140   Calories from Fat 5

       % Daily Value*

Total Fat 0g	0%
Saturated Fat 0g	0%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 5mg	0%
Total Carbohydrate 32g	11%
Dietary Fiber 5g	20%
Sugars 22g	
Protein 2g	

Vitamin A 0%	•	Vitamin C 2%
Calcium 2%	•	Iron 2%

*Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower

INGREDIENTS: Dried Merlot grapes with seeds and stems.
ALLERGEN INFORMATION: This product is packaged in a facility that shares equipment with tree nuts, dairy, soy and wheat containing products.



- RayZyn® can be used as a branded or co-branded ingredient upon completion of RayZyn's Limited License Agreement

- Full product specifications are available under NDA

Order can be placed at Sales@RayZyn.com or by calling 707.200.4786. Visit us at RayZyn.com

The Wine RayZyn® Company, LLC • PO Box 6161 Napa, CA 94581



The Secret is in the Seed™

1.6oz of CabernayZyns™ packs the same amount of antioxidants as

PRODUCT OF CALIFORNIA
CABERNAYZYN™
CRUNCHY SUPERFOOD SNACK

More ANTIOXIDANTS than Wine

DRIED G...

15 lbs.
Almonds

100
Pomegranates

2 lbs.
Blackberries

The Secret is in the Seed

* (-)-Epicatechin; USDA Flavonoid Database- 2014

CABERNAYZYN™ FACTS



AN ALL NEW SUPERFOOD!

Value	Item
0.08	Pomegranates (raw)
0.1	Common Raisins (seedless)
1.98	Green Tea (ready to drink)
3.79	Red Wine
8.68	Grapes (vitis vinifera, black raw)
93.31	CabernayZyn™ Cabernet Grapes (with seeds)

Source: USDA Flavonoid Database 2014   *(-)-Epicatechin;USA Flavonoid Database - 2014